Eric C. Jensen T: +1 650 843 5049 ejensen@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

November 4, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Matthew Crispino

RE:	Zynga Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed on October 13, 2011

File No. 333-175298

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to a letter, dated October 28, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on July 1, 2011, Amendment No. 1 to the Registration Statement on Form S-1, filed on July 18, 2011, Amendment No. 2 to the Registration Statement on Form S-1, filed on August 11, 2011, Amendment No. 3 to the Registration Statement on Form S-1, filed on September 21, 2011 and Amendment No. 4 to the Registration Statement on Form S-1, filed on October 13, 2011. We are also electronically transmitting for filing Amendment No. 5 (the “Amendment”) to the Registration Statement. We are sending the Staff a courtesy package of this letter and the Amendment, including a version that is marked to show changes to Amendment No. 4 to the Registration Statement on Form S-1, filed on October 13, 2011.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

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November 4, 2011

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

1.	We note your response to prior comment 1. Provide us with your analysis of the available quantitative data by social game platform with respect to the number of paying players, the percentage of paying players and average spending per playing player. Explain whether you are able to determine the paying player data for the Facebook platform. Tell us whether you are able to estimate the paying player data for the platforms in which you do not receive unique player data. Describe in greater detail how you are able to determine the estimated paying player data for each significant game for purposes of recognizing revenues attributable to durable virtual goods.

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not receive payer data from the platforms themselves, but rather from payment processing services (such as PayPal, Paymentech, Facebook Credits and the Company’s game card processors) used on these platforms. The Company currently receives payer data from most (but not all) of the payment processors used in the Company’s games. In this regard, the Company does not receive payer data on certain mobile platforms, such as Apple’s iTunes platform, and certain of the Company’s smaller web-based payment processors. As a result, the Company has unique payer data for approximately 90%-95% of online game bookings for 2009 and 2010 and each of the nine months ended September 30, 2010 and September 30, 2011, which percentage applies across all platforms (including Facebook) on which the Company’s players access its games.

In an effort to be as responsive as possible to the Staff and allow the Company to disclose unique payer data for specific financial reporting periods, the Company has undertaken an in-depth analysis to compile its existing data to enable it to calculate unique payer data that is “de-duped” on each platform (meaning a payer who makes more than one payment on a single platform in a given period is counted only as one unique payer) for 2009 and 2010 and each of the nine months ended September 30, 2010 and September 30, 2011, which the Company believes to be the most relevant periods for prospective investors. Based on this analysis and the Staff’s comments, the Company has revised its disclosure on page 51 of the Amendment to disclose unique payer data for 2009 and 2010 and each of the nine months ended September 30, 2010 and September 30, 2011, including that portion of the Company’s total bookings for which it is able to quantify unique payers (referred to as “unique payer bookings”) for the periods presented. The Company also discloses on page 51 of the Amendment unique payer bookings per unique payer to show the average spending for these unique payers in the periods presented.

The Company further notes that it has not undertaken the in-depth analysis to compile unique payer data for the 2008. The Company believes that payer information from this earlier year would not be meaningful to potential investors in understanding the Company’s trends in growth of unique payers and bookings per unique payer.

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As more fully noted in the response to Comment 13 below, the Company believes the percentage range (90%-95%) of its online game bookings for which it has unique payer data provides a sufficient basis to determine its estimated player life for its games. For the portion of online game bookings for which payer data is not available, the Company uses the estimated life determined from the population for which unique payer data is available as the best proxy for the estimated life for that portion of bookings.

2.	In addition, in view of your use of total player metrics and your disclosure that less than 5% of players are paying users, it would appear to be material information to investors to disclose the total percentage of paying players and the average spending per paying player for each period presented, quarterly or annual, for the three years and interim period ended June 30, 2011. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Amendment to include unique payers and unique payer bookings per unique payer for each of 2009 and 2010 and each of the nine months ended September 30, 2010 and September 30, 2011. The Company has also revised the disclosure on pages 2, 15, 48 and 77 of the Amendment to include additional unique payer data.

As noted in response to Comment 1 above, the Company has not fully analyzed payer data across all payment processors for 2008 to the extent required in order to disclose unique payer data for such period.

3.	We note your response to prior comment 2. Explain in greater detail and revise to disclose why you believe ABPU, as an overall monetization measure, functions as a better indicator in understanding and measuring the revenue generating engagement levels of your players as opposed to metrics such as the number of paying players and average spending by those players over time.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Amendment to explain why it believes that ABPU, together with DAUs, functions

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as a better indicator in understanding and measuring the revenue generating engagement levels of the Company’s players as compared to the number of paying players and average spending by those players over time. However, in an effort to supplement the Company’s disclosure of these key operating metrics and provide additional information to potential investors, the Company has, as noted in the responses to Comments 1 and 2, revised the disclosure on pages 2, 15, 48, 51 and 77 of the Amendment to also include additional unique payer data.

4.	We note your revised disclosures in response to prior comment 3. Consider revising your disclosures to provide a table that shows the amount of revenues attributable to your individual games that generate substantially all of your revenues for each period presented. In this regard, we believe that a tabular presentation of the revenues attributable to your top games each period will improve a reader’s understanding of your MD&A. We refer you to Section III.A of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 57 and 58 of the Amendment.

Factors Affecting Our Performance, page 51

5.	Please clarify your response to prior comment 6. If you are able to determine the amount of bookings and revenues attributable for some of your social networking platforms over periods other than those you cannot derive game bookings, provide us with a tabular analysis of revenues by social networking platform for each period presented. Tell us whether you can determine the amount of revenues generated through the Facebook platform for each period presented. As part of your response, tell us the amount of bookings attributable to each specific game platform.

In response to the Staff’s comment, the Company respectfully advises the Staff that it is able to estimate its bookings and revenue attributable to the Facebook platform for the periods shown below. Accordingly, the Company has revised the disclosure on page 52 of the Amendment to disclose that it estimates that between 90% and 95% of its total revenue and bookings during each quarter since the beginning of 2010 was generated through the Facebook platform.

In addition, the Company is supplementally providing the Staff in a separate letter with a table showing the percentage of the Company’s total bookings and revenue attributable to the Facebook platform by quarter.

Results of Operations, page 53

6.	We note your response to prior comment 7. Revise your disclosures to indicate whether any other games besides Mafia Wars, Farmville and Zynga Poker accounted for more than 10% of revenues during the six months ended June 30, 2011.

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In response to the Staffs comment, the Company has revised the disclosure on page 54 of the Amendment to indicate that—in addition to FarmVille, FrontierVille and Zynga Poker—each of CityVille and Mafia Wars generated more than 10% of the Company’s online game revenue in the nine months ended September 30, 2011.

Quarterly trends, page 61

7.	We note your response to prior comment 9. Revise your disclosures to describe any known or expected trends that are reasonably likely to materially affect your operating results. For instance, you should disclose any known or expected trends on your bookings as a result of not launching any new games during the first half of 2011. We refer you to Item 303 (a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Amendment to note that it did not launch games in the first half of 2011 in time to materially impact bookings in the first two quarters of 2011. The Company has also disclosed how the failure to launch games on a regular basis in future periods may impact the Company’s bookings and revenue. The Company has considered the Staff’s comment and respectfully advises the Staff that it does not believe any additional trends exist that are required to be disclosed in the Amendment.

Critical Accounting Policies and Estimates

Valuation of Our Common Stock and Series Z Preferred Stock, page 69

8.	We note your revised disclosures on page 69 in response to prior comment 11. Revise your disclosures to further explain how you selected comparable internet and gaming companies. Your revised disclosures should also more clearly describe how you determined the size of comparable companies based on annual revenues and similar rapid growth rates. In addition, revise your disclosures to explain any other factors that you considered in determining your selection of the closest comparable companies.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Amendment.

9.	We note your response to prior comment 12. Explain in greater detail why you cannot specifically quantify the portion of the significant increase between the March 2011 and May 2011 valuation dates attributable to improvements in your financial performance or operating performance and comparable companies.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Amendment to clarify that the performance of comparable companies accounted for the full increase in value between the March and May valuations.

Business, page 74

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10.	We note you did not include disclosure in this section regarding your recently announced strategy to launch a new play service, referred to as “Project Z,” which would provide a platform separate from Facebook on which games could be played. You also did not provide any discussion of the new social games announced at your Zynga Unleashed event in early October. To the extent that these are material developments with respect to the company’s business, it appears they should be discussed in relevant detail. Refer to Item 101 (c)(1)(ii) of Regulation S-K.

The Company has revised the disclosure on pages 81 and 84 of the Amendment to disclose information regarding Project Z and its recently launched games and announced game launches.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

11.	We note your revised disclosures in response to prior comment 17. Explain why all of your net income is allocated to participating securities and no portion is attributable to common stockholders. Revise your disclosures to clarify the contractual participation rights in undistributed earnings for your participating securities. Please refer in your response to related disclosure that explains this allocation of undistributed earnings.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has 304.8 million shares of convertible preferred stock outstanding, and, in accordance with the guidance in ASC 260-10-20, these convertible shares qualify as participating securities. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. The convertible preferred stock has rights to undistributed earnings in two ways. First, no dividends may be paid to the common stockholders until any current year, non-cumulative dividend rights are paid in full. After payment of the non-cumulative dividend, the convertible preferred shares also participate pari passu in any dividends paid to the common stockholders on an as-if converted basis. Therefore, the non-cumulative dividend rights associated with convertible preferred shares are allocated to the convertible preferred shares as part of determining the undistributed earnings available to be allocated to common stockholders. The Company also considers shares issued upon the early exercise of stock options and unvested restricted shares to be participating securities because both of these awards have non-forfeitable dividend rights in the event of the Company’s declaration of a dividend for common shares. As such, the Company also subtracts earnings allocated to convertible preferred stock, early exercised stock options and unvested restricted shares from net income to determine total undistributed earnings to be allocated to common stockholders. The Company advises the Staff that the amounts related to the non-cumulative dividend rights associated with its convertible preferred stock and income allocated to all participating securities are in excess of its net income and, accordingly, there is no income allocable to the Company’s common stockholders.

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The Company also respectfully advises the Staff that the participation rights of preferred stockholders with respect to non-cumulative dividends is disclosed on page F-27 of the Amendment. The Company has also amended its disclosure on page F-34 of the Amendment to clarify the participation rights in undistributed earnings are described in Note 8 of the Notes to Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1. Organization and summary of Significant Accounting Policies Revenue

Recognition, page F-12

12.	Please be advised that we are continuing to review your response to prior comment 19 and may have additional comments.

The Company respectfully acknowledges the Staff’s comment.

13.	We note your revised disclosures in response to prior comment 20. Please explain in greater detail how you determine the estimated average playing period for paying players and the estimated average life for durable virtual goods. As part of your response, please address the following:

•

Tell us how you determine when a paying player makes a purchase if you are not able to accurately quantify or estimate the number of paying players across all platforms in any period because you do not receive unique player data from all platforms used by players;

•

Clarify how you determine the ending date for purposes of calculating the estimated average playing period for paying players. Explain in greater detail how the ending date is calculated using the attrition rate for a given game by analyzing all paying players to determine whether each player within the analyzed population is an inactive or active player as of the date of your analysis;

•	Describe in detail any assumptions and estimates that you use to determine the estimated playing period for paying players and;

•

Explain why you believe it is reasonable to estimate the average playing period for new games launched with limited paying player data based on other recently launched games with similar characteristics.

Provide us with any proposed changes to your revenue recognition policy and critical accounting policy for revenue recognition. Please note that we may have additional comments after reviewing your response.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has always had access to certain payer data and has used this data for game-

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specific revenue recognition purposes. The percentage of online game bookings for which the Company has the necessary data to determine its estimated lives is greater than the 90% to 95% range discussed in response to Comment 1 due to the fact that game-specific payer data is available for these payment methods and is used for revenue recognition purposes even though it was not specifically compiled and de-duped in order to calculate and disclose the Company’s unique payers. The Company respectfully submits that this data is sufficient in order to determine the estimated average playing period of paying players in any particular quarter.

Calculating the Estimated Average Playing Period for Paying Players:

In order to perform its quarterly calculation of the Estimated Average Playing Period for Paying Players, the Company must determine a starting point and an ending point for a paying player’s playing lifespan. To determine the starting point, the Company analyzes monthly populations of payers to identify those players who made their first payment to the Company for the applicable game in that month (“monthly cohort”). To determine the ending point, the Company calculates the paying player lifespan in the three steps set forth below:

As a hypothetical example for the sake of explanation, this assumes that the Company is analyzing a cohort of players who made their first payment to the Company in June 2010 (the “June 2010 cohort”) and the analysis has been performed on July 1, 2011 (the “analysis date”). All June 2010 cohort players made their first payment on June 15, 2010.

•

The first step is to determine when a player should be deemed a “quitter” (a clarifying term used for an inactive player) for the purposes of the Company’s policy. The Company analyzes historical paying player data detailing all periods of inactivity for the monthly cohorts analyzed. The Company defines a player as a quitter once they have reached the period of inactivity from which it is probable (defined as at least 80%) that a player will not return to a specific game. Using the example, the Company will analyze all June 2010 cohort data (including login/logoff history of the players in this cohort) for the period from June 1, 2010 through July 1, 2011 to determine the probability of a player’s return from various periods of inactivity. It is further assumed in the hypothetical example, that based on the data analyzed, an inactivity period of 95 days is the shortest period of inactivity where it is probable (at least 80% likely) that a player will not return to that specific game. The Company concludes that a player who has not logged into the game within the 95 days immediately preceding the analysis date of July 1, 2011 has quit. In other words, all players in the June 2010 cohort that had not been active for the 95-day period immediately prior to the analysis date (i.e. between March 28, 2011 and July 1, 2011) are considered “quitters” as of the analysis date. This allows the Company to determine the percentage of paying players from a monthly cohort that can be deemed either active players or “quitters” as of the analysis date. This 80% assumption has been used

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consistently by the Company for all historical periods. If the assumption required 85% probability rather than 80% probability, the weighted-average estimated playing period of paying players would have been 16 months instead of 15 months for the nine months ended September 30, 2011.

•

The second step is to determine the rate at which paying players can be expected to quit based on the “inactivity gap” in step one. It is further assumed in the hypothetical example that 40% of the June 2010 cohort had not logged in between March 28, 2011 and July 1, 2011 (the 95 day period prior to the analysis date, meaning they are deemed to be “quitters”), and 380 days had elapsed between the first payment date (June 15, 2010) and the analysis date (July 1, 2011). The Company can conclude 40% of the initial cohort will quit within every 380 days. Using these factors, the Company can forecast the amount of time required for the 100 percent of the cohort to have quit playing. The June 2010 cohort will fully quit after 950 days (or 30 months).

•

The third and final step is to estimate how paying players quit over time. In step 2 above, the Company has calculated the estimated period over which 100% of the population is expected to quit. However, players quit playing at various times throughout this period, rather than all at once at the end of the period. For the population of players who the Company has determined to be “quitters,” the Company analyzes the rate at which they have quit over the period analyzed (in this example, the period analyzed would be from June 15, 2010 through March 28, 2011). The Company’s analysis shows that paying players quit the game ratably over the period analyzed (in the example, this means an approximately equal number of paying players would have quit on each day in between June 15, 2010 through March 28, 2011). As a result, the Company can determine that the average player lifespan is one-half of the period required for 100% of the population to quit. The Company determined in step 2 that 30 months are required for the entire population to quit playing and in step 3 it determines that the players quit ratably through time, then the Company can determine that the average estimated life of a paying player is 15 months. Accordingly, durable virtual good bookings would be recognized as revenue over a 15 month period.

Calculating the Estimated Average Playing Period for Paying Players for New Games:

The Company believes it is reasonable to use paying player lives of other recently launched games as the best proxy for the estimated paying player life of a newly launched game for which it does not yet have historical, game-specific, paying player data. Since the middle of 2010, the Company has experienced very similar paying player lives based on actual paying player behavior (as analyzed and described above). For example, the Company’s estimated average life of paying players for games launched in 2010 (Treasure Isle, FrontierVille and CityVille), once specific game data was used to determine the estimated lives, have ranged from 8 to 12 months. The Company noted that many of the paying players from these games launched in 2010 became paying

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players in its recently launched games in 2011 (Empires & Allies and Adventure World). Accordingly, the Company considered the estimated paying player lives for the 2010 games when making its initial estimates of average paying player life for the Company’s 2011 games.

As a result of the forgoing, the Company has added disclosure to page 68 of the Amendment following its Critical Accounting Policy disclosure for Revenue Recognition noting that the Company determines a paying player to be inactive once they have reached a period of inactivity for which it is probable (defined as at least 80%) that a player will not return to a specific game.

14.	Revise to explain how you account for unused virtual currencies of paying players that you determine are inactive. Clarify how you determine whether a paying player is inactive.

In response to the Staff’s comments, the Company respectfully advises the Staff that unused virtual currency for active and inactive players is insignificant as evidenced by the fact that (A) the average time between the purchase of virtual currency and full (100%) conversion into virtual goods is approximately four days, and (B) 100% of purchases of virtual currency result in at least a partial conversion into a virtual good within the first day of purchase.

*     *     *

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Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Eric C. Jensen

Eric C. Jensen

cc:	David M. Wehner, Zynga Inc.

Reginald D. Davis, Zynga Inc.

Karyn R. Smith, Zynga Inc.

Devang S. Shah, Zynga Inc.

Chrystal N. Menard, Zynga Inc.

Kenneth L. Guernsey, Cooley LLP

John T. McKenna, Cooley LLP

Keith F. Higgins, Ropes & Gray LLP

Brian C. Erb, Ropes & Gray LLP

Pat Hyek, Ernst & Young, LLP

Remco Bartman, Ernst & Young, LLP

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